Offering Statement for: Claims Detectives, Inc

Jumpstart Micro™

OFFERING STATEMENT
April 2017

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority). The portal address is jumpstartmicro.com

This disclosure is for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by **Claims Detectives, Inc** ("**Issuer**"). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are Preferred Shares.

The Issuer is seeking to raise a minimum of $25,000 and maximum of $100,000 through the offer and sale of Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached or the offering expires.

Jumpstart Micro

The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes. However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the target has been met.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer. These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer. Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal.

Jumpstart Micro™

Issuer Information

Name of issuer:	**Claims Detectives, Inc**
Legal status of issuer	
Entity Form:	Corporation
Jurisdiction of Incorporation/Organization:	Georgia
Date of organization:	November 30, 2016
Physical address:	421 Bloombridge Way, Marietta, GA 30066
Website address:	www.theclaimsdetectives.com

Intermediary/Funding Portal Information

Intermediary:	Jumpstart Micro, Inc
CIK Number:	0001664804
SEC File Number:	007-00008
CRD Number:	NA
Funding Portal Address:	jumpstartmicro.com
Compensation to Intermediary:	6% of the closing amount raised and 3% purchase warrant at the same terms as investors with 10-year expiration
Direct or Indirect interest by Intermediary:	None

The Security Offering

Type of security offered:	Preferred A- non-voting
Target number of securities being offered:	250
Price of Security:	$100.
Method of determining price:	Comparisons to competition in this market and revenue projections
Target Amount:	$100,000
Oversubscription allowed:	Yes
Allocation method of oversubscription:	First come, first serve
Maximum amount of offering:	$100,000
Deadline to reach target amount:	June 15, 2017
Purpose of the offering:	Claims detectives is launching a nationwide claims adjustors services as the first company to call during an insurance claim to maximize the results for consumers and remove all of the red tape in filing and receiving claim benefits as quickly as possible.
Ownership % by new Investors:	The goal is to raise $25,000 for .25% with over-subscription up to $100,000 for 1%
Voting rights:	No
Future annual report location:	www.theclaimsdetectives.com/investorportal

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Jumpstart Micro™

Jurisdictions

Jurisdictions in which the issuer intends to offer the securities: ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

Jumpstart Micro™

Overview

Claims Detectives intends to become the first nationwide claims adjustment service to make filing property damage claims, simple, easy and valuable to consumers.

Claims Detectives public adjusters assists property owners with their claims which can lead to, on average, the owner making 550% more than what they would have made if they went through insurance alone. Our team has been working in the insurance settlement industry for over a decade and can put clients in touch with the 57 billion dollars that is left on the table each year from claim settlements. In addition, we are developing a software design that will revolutionize how public adjusters work on claims - allowing them to do more claims, in shorter time. There is nothing like this in the market and the benefit to both consumers and public adjusters is huge.

Disasters to property create hardships and stress that make it difficult to move forward. Most property owners do not know they have options when a disaster occurs. 95% of property owners represent themselves when they have a claim. Florida's independent OPPAGA report shows that property owners can make 574% more on their property claim on average by using a public adjuster rather than handling it themselves. Not enough property owners know that is an option or how to contact a public adjuster when a tragedy strikes.

Claims Detectives will take the guess work out. We plan to grow **awareness** for public adjusters and the options property owners have when they need to file a claim. Contact us and one of our licensed and bonded public adjusters will assist you in getting, the money you deserve on your claim.

Our challenge will be spreading awareness for the public adjuster option. An aggressive marketing and awareness campaign will be required to inform property owners that they can contact the Claims Detectives and after only a few minutes, find out they can get over 550% more on their claim.

Claims Detectives is a public adjustment corporation based out of Atlanta, Georgia. It will serve the greater Atlanta area with its initial launch. Atlanta is the 35th largest economy in the world and is affected by a variety of weather and other conditions that lead to property damage. The image and brand building campaign will initially be launched to spread awareness to the Atlanta area about Claims Detectives. Atlanta will also serve as the Nationwide Claims Detectives operational hub. The Atlanta hub staff will be comprised of insurance attorneys, accountants, and claims settlement specialists. They will focus on helping local public adjusters negotiate and close each claim. This will result in faster and larger claim settlements for the property owners. It will also allow Claims Detective public adjusters to settle claims and begin new ones at a faster rate.

The expansion plan includes 200 nationwide offices branched off the Atlanta hub. The plan is to add offices and public adjuster employees in increments of 100 miles, growing in a logical, geographical pattern. This growth will also be hinged on the expansion of our image and awareness marketing campaigns including television, radio, and social media.

The competitive advantage comes from our proprietary Insured Solutions Management tool (ISM). It replaces the multiple independent software tools rented each year by public adjusters. Right now, Public Adjusters have to enter and re-enter the same information over a multitude of software that do not communicate with each other. In addition to tedious work, this also opens the claim up for errors. Our proprietary designed ISM tool will allow information to be entered once and then shared throughout the Claims Detectives network via the Cloud. All information will be passed to our Atlanta Hub where our settlement professionals will handle the claim information. This will allow Claims Detectives public adjusters to work more efficiently and get more claims done in shorter amounts of time. So, property owners will receive larger settlements and allow our adjusters to make more money!

Jumpstart Micro™

Business Plan

Year after year there is more than $60 billion in claim value available to Public Adjusters. A few market share percentage points yield a billion-dollar company. There is no nationwide competition offering independent Public Adjusters the ability to work less and make more money. Unifying thousands of independent Public Adjusters into the Claims Detectives business family and outsourcing image and brand building will create a 10 times greater gain over the pain for property owners with a claim.
The Company is a newly formed entity which intends to offer certain proprietary technology based software and hardware, services and solutions by building a nationwide hub 'n spoke business model designed to streamline the insurance claim industry and processes

Such proprietary products, services and solutions include, among others:

- An Internet of Things ("IoT") or Machine to Machine ("M2M") software solution enabling Public Adjusters to work with Company's Atlanta headquarters office to streamline the insurance claim process resulting in faster claim resolution with larger settlement amounts;
- A nationwide hub 'n spoke business model where existing independent Public Adjusters will convert to becoming Claims Detectives employees as they will effectively be working less and earning more; and a first-mover nationwide image and brand building campaign

The Market

The state of Florida, to create an accurate measurement of Public Adjuster's value to its citizens, commissioned a study, if a home or business owner with property damage or loss uses the services of a bonded and commission based Public Adjuster, regulated, and licensed by the state's insurance commission, the owner would receive, on average, more than 574% on their claim as opposed to handling the claim themselves. The Florida report used this example: If a property owner received $2,029 managing a property damage claim themselves they, on average, would have received $11,646 using the services of a Public Adjuster. Even after the Public Adjusters average 18% commission the property owner receives $9,350 as opposed to $2,029 managing the claim themselves.

Of the $60 billion (per year on average) of home and business owners in the United States filing claims with their insurance companies for property damage and loss each year only 5% (on average) use the services of Public Adjusters.

Success Factors

Concurrently, we will develop our software schematic into a patented write once play everywhere software solution for Claims Detectives staff. The Claims Detectives Atlanta hub will employ property insurance claims specialists, attorneys and accountants managing all aspects of insurance company negotiations on behalf of our clients' property claims. In addition, to projected faster and larger claims settlements the Claims Detective Atlanta hub frees up the public adjuster in the field to work on more claims enabling them to work less and make more money than they do now.

The key to solving the public adjuster problem is getting the word out and inviting existing independent public adjusters to join the Claims Detectives team enabling them to work less and make more money.

Jumpstart Micro™

Management Team and Officers

The Company is, and will be, managed solely by its board of directors. The Board will have three (3) directors and the initial directors will be:

- Byron Holmes (*Chairman and Chief Executive Officer*); and
- 2 persons yet to be named (*to be appointed by Byron Holmes*)

The members of the Board may be elected/removed pursuant to the terms of the "Shareholder Agreement" (*as defined in the Offering*) of the Company; provided, that, the above-named Board members will hold office indefinitely unless they otherwise quit or are removed pursuant to the terms the Shareholder Agreement. In addition to the Board, there may be certain other officers of the Company, appointed by the Board from time to time, which will assist the Board in the day to day operations of the Company.

The Shareholder Agreement outlines the rights, duties, responsibilities, obligations and powers of the Board and the other officers of the Company.

Byron Holmes

Byron is a licensed and bonded Public Adjuster and Independent Adjuster. Byron has over 10 years experience in commercial and residential property insurance adjusting. Byron is an expert at assessing and estimating all types of property damage and is known for negotiating maximum property damage settlements on behalf of his clients. Byron is also certified in Water Damage Restoration (WTR) by the IICRC. He utilizes this certification to coordinate and manage water damage demolition and restoration on behalf of his clients. Byron is also an expert in utilizing estimating software to write professional estimates.

WORK EXPERIENCE

President/CEO, Marietta, GA, November 2016 to Present, The Claims Detectives, Inc.

Founder and visionary of public adjustment company providing claims advocacy for commercial and residential property owners. Responsible for the leadership and vision of the company. Run the day to day operations of company.

Director of Adjustments, Marietta, GA, December 2011 to November 2016 Marietta Adjustment Services of Georgia, LLC

Public adjustment company providing claims advocacy for commercial and residential property owners. Develop revenue streams with contractors. Responsible for assisting public adjusters settle and maximize property damage claims for company's clients. Duties includes interpreting home owners and business owners' property insurance policies. Negotiate with insurance companies to maximize claim settlements.

President/CEO/Project Manager / Estimator, Marietta, GA, June 2005 to Present, Storm Damage Professionals

Runs the day to day operations of company. Manage construction projects, and order all building materials needed to complete construction projects. Negotiate pricing with suppliers to obtain optimal cost for building materials. Prepare repair estimates and interprets estimates for clients. Knowledge of repair practices, and structural design.

Jumpstart Micro

Board Members

Name:	Byron Holmes
Date of board service:	November 2016
Principal Occupation:	Claims Adjuster
Board Positions held and dates:	Chairman and CEO Nov 2016 - Present
Business experience (min 3 years) with employer, dates, titles and responsibilities.	More than 10 years as a claims adjustor

Advisors

Alan H. King, MSA, Advisor

Experience:

Owner / Consultant (2004 – present)

- King & Son Consulting, Inc. (dba; Alan H. King Consulting)
- Contract: American Leak Detection
- Contract: SEI Consulting – Johnson & Johnson - Ethicon

Partner & Senior Consultant (1992-2004)

- Mescon & King Consulting, Inc., HA&W Mescon Group, LLC, The Mescon Group, Inc.

United Technologies Corporation - Pratt and Whitney Aircraft (1973 – 1992)

- Internal Consultant and Change Manager, Human Resources / Training & Development, Methods Engineer, Research and Development Laboratory, Tool & Die Apprentice, Machinist Apprentice

Education:

- Master of Science in Administration & Organization Psychology; University System of Georgia
- Bachelor of Science, Organization Psychology; Columbus State University

Marvin Thomas Johnson, Advisor

Experience

Marvin Thomas Johnson Company   Present
Building Consultant, Appraisal and Umpire Services, Xactimate Certified Estimator, Level 1 Certified Thermographer, FEMA Contractor

Epic Group Public Adjustor   2003 - 2010
Senior Public Adjuster, Large Loss Specialist

Service Plus Restorations   1999 - 2003
General Contractor, Fire & Water Restoration

Crawford & CO.   1992 - 1998
Independent Adjuster, Catastrophe Team

Paul Davis Systems   1989 - 1992
Solicitor / Estimator

Military Experience: Air Force Reserves, Civil Engineer 1972 - 1978

Education: Harper College - Palatine, Illinois • Architect 1996

Jumpstart Micro

Offering

The Shares will be **NON-VOTING** and will represent an economic interest in and to the Company and its assets only.

Except as specifically permitted in the Shareholder Agreement or with the Board's prior written consent, you will not be able to assign, transfer or otherwise dispose of your Shares. However, the Shareholder Agreement does provide for several "permitted transfers" which will not require the consent of the Board.

The holders of the Preferred Shares, as a group, will be entitled to receive the following preferential payments (*together, and as applicable, the* "***Preferred Payments***"):

- Once (*and for so long as*) the aggregate amount of funds in the Company Reserve exceeds the Reserve Amount, the holders of Preferred Shares will, as a group, be entitled to receive seventy-five percent (75%) of any and all quarterly net cash flows thereafter generated by the Business in excess of such Reserve Amount, until each of the holders of the Preferred Shares have received an aggregate amount of dividends equal to ten times (10x) their initial investment (*the* "***Trigger Date***"); and

- If either the Company as a whole is sold or substantially all of the assets of the Company are sold, the holders of Preferred Shares will, as a group, be entitled to receive five percent (5%) of the net proceeds from such sale.

For the avoidance of doubt, it should be noted that **any Preferred Payments made by the Company will be paid to the holders of ALL classes of Preferred Shares, not just the Shares made part of the Offering,** in the manner, order and priority described in the Offering.

The Company does not have any immediate plans to offer and sell Preferred Shares other than the Shares made part of the Offering, so the holders of the Shares would currently split the entirety of any Preferred Payments. However, the Company reserves the right to sell additional Preferred Shares at any time and, to the extent the Company does so, the holders of the Shares (*as a group*) would only be entitled to a percentage of any Preferred Payments made by the Company as described in more detail in the Offering. Put another way, in the event the Company does sell additional Preferred Shares, as an investor in the Shares your respective portion of any Preferred Payments made by the Company would naturally decrease because the aggregate amount of such Preferred Payments would then be divided among a greater number of shareholders.

The Company's sole expected source of distributable cash will be the cash flow, if any, generated from the Business. Further, as noted above, the Company intends to establish a reserve equal to the Reserve Amount before making any payments to its shareholders. Accordingly, investors of the Shares will not, and should not expect to, receive dividends unless and until the Company receives positive net income from the Business in excess of the Reserve Amount.

Dividends with respect to the Shares will be made to investors at such time, and in such amount and manner as determined by the Board (*in its discretion*) pursuant to the Shareholder Agreement. That being said, the Company intends (*but will not be obligated*), after the aggregate amount of funds in the Company Reserve meets or exceeds the Reserve Amount, to make dividends to its shareholders quarterly from, and solely to the extent of, net income from the Business in excess of the Reserve Amount. To the extent such non-liquidating dividends are made, the amounts will be paid by the Company in the following order, proportion and priority:

- Tier 1: First, until the Trigger Date (*as defined above*):

    - seventy-five percent (75%) of all non-liquidating dividends to be made by the Company will be paid to the holders of the Preferred Shares, as a group, with such amounts to be paid to and

among the holders of the Preferred Shares pari-passu (*i.e. at the same time*) and pro-rata based on the total number and class of Preferred Shares owned by such person and in the manner, order and priority described in the Offering; and

o the remaining twenty-five percent (25%) of all such non-liquidating dividends being either retained by the Company (*in whole or in part*) and/or paid to and among the holders of the Common Shares (*in whole or in part*), at the election of the Board in its direction;

• Tier 2: From and after the Trigger Date, any and all non-liquidating dividends will be either retained by the Company (*in whole or in part*) and/or paid to and among the holders of the Common Shares (*in whole or in part*), at the election of the Board in its direction.

In the event the Company is dissolved and/or substantially all of the Company's assets are sold, transferred or otherwise liquidated, the net proceeds received by the Company (if any) will be split as follows:

• five percent (5%) of all such net sale proceeds will be paid to the holders of the Preferred Shares, as a group, with such amounts to be paid to and among the holders of the Preferred Shares pari-passu (*i.e. at the same time*) and pro-rata based on the total number and class of Preferred Shares owned by such person and in the manner, order and priority described in the Offering; and

• with the remaining ninety percent (90%) of all such net sale proceeds will be paid to and among the holders of the Common Shares.

For the avoidance of doubt, it should again be noted that **any Preferred Payments made by the Company (*of which the above payment would be a part*) will be paid to the holders of ALL classes of Preferred Shares, not just the Shares made part of the Offering,** in the manner, order and priority described in the Offering.

Purpose of the Offering

The proceeds of this offering are being used to build our online portal, operate the business and invest in advertising and marketing programs required to attract paying subscribers.

Use of proceeds for minimum and maximum offering

The proceeds from this investment will be used to expand operations, build proprietary software, open offices and begin a larger round of additional financing.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 25,000	$100,000
Less: Offering Expenses		
(A) Jumpstart Micro - 6%	$ 1,500	$ 6,000
(B) Marketing	$ 5,000	$ 10,000
(C)	$	$
Net Proceeds	$ 19,500	$ 84,000
Use of Net Proceeds		
(A) Operations	$19,500	$ 40,000
(B) Development		$ 10,000
(C) Marketing		$ 10,000
(D) Working Capital		$ 24,000
Total Use of Net Proceeds	$19,500	$ 84,000

Jumpstart Micro™

Before making any investment, the investor should review all documents and disclosures, including links to other investor disclosures, as provided by Jumpstart Micro. Once ready to invest, the investor should select Invest Now on the Company's listing page, and provide their information to make an investment. Upon receipt of the investor's information, Jumpstart Micro will send a confirmation email to the Investor, including a PDF of the transaction and notification of their right to cancel their investment commitment at any time up to 48 hours before the close of the offering. Upon the closing date of the offering, if the investment commitments have reached the stated minimum offering target, the investment is processed.

Within 30 days from the receipt of funds by the Claims Detectives will deliver a security certificate to the Investor that will be prepared and delivered by the Company Attorney.

An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment for any reason until 48 hours prior to the stated Offering Deadline.

- Jumpstart Micro will notify investors when the target offering amount has been met.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment within 5 days after a material change is made by an Issuer and investor is notified, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

Terms of the offering

Terms of the securities being offered:	Preferred A-1 Stock
Voting Rights:	None
Limitations on voting or other rights:	No voting right, all preferred stock holders have the same rights
How may the terms of the securities being offered be modified?	The term of the Preferred stock issued in the Offering cannot be modified.

Restrictions on Transfer of the Securities Being Offered

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

Jumpstart Micro™

Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights	Notes if other rights
Preferred Stock (list classes)					
Preferred A-1	10,000	0	No	Yes	*1
Preferred A-2	50,000	0	No	Yes	*1
Preferred A-3	10,000	0	No	Yes	*1
Common Stock:					
Common A-1	80,000	75,100	Yes	Yes	
Debt Security:					
Other:					

Class of Security	Securities reserved for issuance upon exercise or conversion
Warrants:	0
Options:	0
Other Rights:	
Total Fully Diluted Shares:	**75,100**

Notes
The Company is authorized to issue:

- up to 10,000 shares of its $.001 per share par value "Preferred A-1" non-voting preferred stock (*i.e. the Shares made part of this Offering*);
- up to 50,000 shares of its $.001 per share par value "Preferred A-2" non-voting preferred stock; and
- up to 10,000 shares of its $.001 per share par value "Preferred A-3" non-voting preferred stock.

Each of the authorized shares of "preferred stock" of the Company above (*together, the "Preferred Shares"*) has certain unique rights (*e.g. priority with respect to the payment of dividends, etc.*) as identified in the Shareholder Agreement, which are subject to change pursuant to the terms of the Shareholder Agreement. Currently none of the Preferred Shares have been issued and the Offering is the first sale of any of the Preferred Shares.

In addition to the Preferred Shares, the Company is authorized to issue up to 80,000 shares of "Common A-1" voting common stock and "Common A-2" non-voting common stock (*together, the "Common Shares"*). The "Common A-1" shares represent the sole classes of voting stock of the Company. As of the date of the Offering 75,100 Common Shares have been issued to Byron Holmes and are outstanding and 4,900 Common Shares are being held as treasury shares.

It is anticipated that, if the Offering is fully sold:

- the Shares purchased by investors will represent one hundred percent (100%) of the issued and outstanding "Preferred A-1" shares of the Company (*and, until other Preferred Shares are sold, 100% of the issued and outstanding Preferred Shares of the Company*) and, in total, approximately eleven percent (11%) of the total issued and outstanding equity interests of the Company; and the Common Shares will represent, in total, approximately eighty-nine percent (89%) of the total issued and outstanding equity interests of the Company

Jumpstart Micro

Principal Security Holders

Below is a description of the current security holders of the Issuer with 20% or greater ownership.

Name of Holder	Class of Security	Number of Securities Held	% of voting power prior to the Offering
Byron Holmes	Common A-1 Voting	75,100	100%

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? **Preferred A-1 is only one class of security with no voting rights. Additional common or preferred stock may be issued and dilute all existing shareholders.**

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? **Yes, Preferred stock is non-voting and the current issued common stock is voting stock with control over decision making.**

How could the exercise rights held by the principal shareholders identified above effect the purchasers of the securities being offered? **The founders hold a majority of the shares and voting rights which provides them the ability to take actions on behalf of all shareholders. This includes management decisions, debt instruments, declaring a dividend and the future sale or closing of the business. The shareholders from this offering will have a minority interest.**

How are the securities being offered valued? **Valuation has been determined by comparisons to companies in this market, and based on future revenue projections using a discounted cash flow method.**

What are the risks to purchasers of the securities relating to minority ownership in the issuer? **The founder will have a majority of the shares and voting rights after the offering is completed. This provides them the ability to make management decisions which are in the best interest of the company and shareholders.**

What are the risks to purchaser associated to corporate actions: (including additional issuance of securities, issuer repurchase of securities, a sale of the issuer or assets of the issuer, or transactions with related parties? **Should the company need additional capital this may come in the form of Debt which would be senior to all equity positions in the company. If a new equity offering is made, the company will issue more shares which may dilute the value of existing shares. It's possible, depending on the circumstances, that the new equity could have provisions more favorable than the existing class. At the current time none of these future financings are contemplated by management.**

Jumpstart Micro™

Current Debts

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
none				

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12 month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

> (1) any director or officer of the Issuer;
>
> (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
>
> (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
>
> (4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			$

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers securities. Additional, more general risks factors are part of the Jumpstart Micro disclosure on the Funding Portal.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Company/Business Risks

The Company anticipates that the aggregate investment proceeds received from the Offering and from any and all outside capital contributions received by the Company, together with the proceeds from the Business, will be more than sufficient to fully cover all expenses of the Business resulting, ultimately, in certain dividends being made to investors. In the event that these assumptions prove to be inaccurate the Company may fail and/or you may recognize a loss of all or a part of your investment in the Shares.

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The Company is a newly formed entity with no significant assets and no prior existing business which has been formed for the sole purpose of conducting the Business. As a result, the sole asset of the Company will be its interest in the Business and the proprietary rights (*if any*) in the products and services offered in connection with the Business. Any investment in a company which only owns a single asset will be materially affected by the value of such asset and any substantial decline in the value of such asset would be detrimental to the holding company. Accordingly, the Company's investments are not diversified and the Company is subject to a greater risk of loss than if its investments were diversified. If the value of the Business is materially adversely affected and/or fails to monetize as anticipated, it will be materially detrimental to the success and profitability of the Company and you will recognize a loss of all or a part of your investment in the Shares.

A significant capital infusion is necessary, and subsequent capital infusions may be necessary, in order to make the Company's plan with respect to the Business viable. Further there can be no assurance that the proposed Business will be profitable. Accordingly, there is no guarantee that the Company will ever realize any significant operating revenues, or that its operations ever will be profitable and you may lose all, or a substantial part, of your investment in the Shares.

The Company's operations and viability will be highly dependent on the efforts of certain existing key personnel of the Company. If the Company were to lose the services of such existing key personnel, or any of them for whatever reason, and it was unable to locate suitable replacements the Company's business and profitability may be materially adversely affected and you may recognize a loss of all or a part of your investment in the Shares.

The Company intends to outsource the creation of its Business and to engage an unrelated party to perform quality control with respect to its products. As a result, the Company will be highly dependent on the availability of outsourced service providers, and there is a risk that one or more of the same may not be available at any given time. If the Company is unable to acquire one or more of the outsourced service providers necessary to conduct its Business as intended, or is unable to obtain such outsourced development at reasonable terms, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares.

The success of the Company will depend, in material part, on the proprietary nature of the unique nature of its Business. To the extent the proprietary nature of the Company's intellectual property is materially compromised, the Company's (*and ultimately the Business'*) operations and profitability may be materially adversely affected and you may recognize a loss of your investment in the Shares.

Market Risk

The Company believes that the products and services it intends to offer as part of its Business are, and will be, unique products and services not yet seen in the Public Adjuster space and will exist in a product class of its own. However, the Company's intended Public Adjuster intellectual property, products and services are designed to be used in insurance and insurance claim space and thus the Company may be considered to be within the insurance industry, which can be highly competitive. Given the potentially significant competition in the subject market, there is no guaranty that the proposed Business will be successful in the long run.

Investment Risk

An investment in the Shares involves a high degree of risk and there is no guaranty that the Company will be profitable. As a result, you may suffer a substantial (*or even a complete*) loss of your investment in the Shares. The holders of the Shares will have very limited voting rights and, accordingly, will have little to no effective control over, or direct input into, the management or decisions of the Company.

The Company has not registered, is not under any obligation to register, and does not intend to register the Shares with any regulatory authorities at any time in the future. As a result, the Shares are, and will be, extremely illiquid which materially impairs the ability of the holders of Shares to easily dispose of them should the need arise. Further, there currently is no market for the Shares and it is highly unlikely that any such market will develop in the near future. Although it may be possible, after a period of time, under certain limited circumstances and subject to the terms of the Shareholder Agreement, to dispose of the Shares, you should

Jumpstart Micro

not expect a market for the Shares will exist at any time in the future. Accordingly, due to the restrictions on transferability of, and the lack of any market for, an investment in the Shares is long-term and you will probably will not be able to liquidate your investment in the Shares in the event of an emergency or for any other reason (*at least not in a timely manner and/or without a substantial loss of your investment*). While the Company intends to pay certain dividends in the future, there can be no assurance that cash flow and/or profits from the Business (or otherwise) will allow such dividends to be made.

The Offering Price of the Shares has been arbitrarily established by the Company based upon its present and anticipated financing needs with respect to the Business and bears no relationship to the Company's present financial condition, assets, book value, projected earnings, or any other generally accepted valuation criteria.

There will be an escrow of funds and all Offering moneys will be made available to the Company once the escrow terms are met by Company. In addition, the Offering is being made on an ongoing and continuous basis to potential offerees and sales of the Shares may be closed, and one or more Shares sold, from time to time regardless of the then number of Shares subscribed and/or sold (*i.e. there is no minimum number of Shares the Company must sell*). As such, there is no guaranty the Company will realize the full amount of the Offering. To the extent the Company is not able to sell all of the Shares and, as a result, does not have the necessary capital to establish and maintain the Business as intended, it could have a material adverse effect on the Company's (*and ultimately the Business*') operations and profitability and you may recognize a loss of your investment in the Shares.

The Shares of this Offering have not been registered under the Securities Act and are being sold pursuant to an exemption from registration under the Securities Act. As a result, you will not be afforded many of the protections available under the Securities Act with respect to your investment in the Shares.

Other Risks
The foregoing is a summary of certain risks associated with the Company and its business **AND IS NOT INTENDED TO BE COMPLETE.**

CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT

To illustrate the potential of the Issuer, the management team has prepared this set of financial which include historical, current and projections. The projections are based on reasonable performance estimates by the Issuer which are outlined in the business plan. They also assume a successful completion of this offering. The financials are based on benchmarks against other companies in this industry and believe to be achievable by the management team based on current market conditions. Please see risk disclosure section to understand the potential changes which would affect projections.

Claims Detectives was formed November 30, 2016.

Fiscal Year:	Historical Financials			Pro Forma Financials		
	2015	2016		2017	2018	2019
Expected # of Employees:				1	16	50
Balance Sheet Highlights						
Total Assets:		$ 11,406		$ 132,743	$ 653,742	$ 3,492,566
Cash and Cash Equivalents:		$ 11,406		$ 109,759	$ 520,047	$ 3,194,181
Accounts Receivable:				$ -	$ 42,768	$ 192,456
Short-term Debt:		$ 70,000		$ -	$ -	$ -
Long Term Debt: *				$ -	$ -	$ -
Income Statement Highlights:						
Revenue/Sales: **				$ (82,600)	$ 1,566,374	$ 17,616,826
Cost of Goods/total expenses:		$ 2,594		$ 420,079	$ 4,509,737	$ 14,186,420
Taxes Paid:		$ -		$ -	$ -	$ -
Net Income:		$ -		$ (503,563)	$ (2,946,826)	$ 3,426,499
Cash Flow Highlights						
Beginning Cash:		$ -		$ 14,370	$ 109,759	$ 520,047
Ending Cash:		$ 14,370		$ 109,759	$ 520,047	$ 3,194,181
Basis: (Cash or Accrual)		accrual		Accrual	Accrual	Accrual

2015 Notes:	Company was not operational in 2015
2016 Notes:	Company launched in 2016
2017 Notes:	Company plans to being operations mid-year with revenue in Q4
2018 Notes:	Company will be using the CF proceeds to expand operations and begin raising a larger second round of financial
2019 Notes:	Company intends to be growing rapidy and expanding into new markets throughout the United States
*Long Term Debt	There is currently no debt in the Company
**Revenue/Sales:	Revenue is derived from a percentage of the total value of claims. - See full financials for details

Financial Summary

The Company believes that they are ready expand operations in 2017, raise more capital after this CF round and build a national brand. The founder is committed to the success of the business and has the experience and skills needed.

The Company believes the business value will increase quickly once the service is in production. This will result in distributions to shareholders and the eventual sale of the business.

Operating History

The Company was formed in 2016 and has a limited operating history.

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Financial Statements

Attached as Appendix B is the company's current financial statements.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.theclaimsdetectives.com/investorportal

The issuer must continue to comply with the ongoing reporting requirements until:

      (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

      (2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

      (3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

      (4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

      (5) the issuer liquidates or dissolves its business in accordance with state law

Jumpstart Micro™

Appendix A – 503 Eligibility

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

> (i) in connection with the purchase or sale of any security;
> (ii) involving the making of any false filing with the SEC; or
> (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> (i) in connection with the purchase or sale of any security;
> (ii) involving the making of any false filing with the SEC; or
> (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> (i) at the time of the filing of this Disclosure bars the person from:
>> (A) association with an entity regulated by such commission, authority, agency or officer;
>> (B) engaging in the business of securities, insurance or banking; or
>> (C) engaging in savings association or credit union activities; or
> (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10dyear period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

> (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer,
> investment adviser or funding portal;
> (ii) places limitations on the activities, functions or operations of such person; or
> (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

> (i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or
> (ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct

Jumpstart Micro™

inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Jumpstart Micro™

Appendix B – Financial Statements

FINANCIAL STATEMENTS CERTIFED BY THE PRESIDENT ON THE NEXT PAGES

Claims Detective, Inc
Historical and Projected Profit & Loss Statement (Unaudited)

	2016 (Actual)	2017	2018	2019	2020
REVENUE					
Operating Revenue					
Number of CD Offices	-	1	8	25	25
Number of CD Public Adjusters	-	1	16	50	50
Number of Claims	-	58	1,516	7,704	10,800
Commercial	-	6	152	770	1,080
Residential	-	52	1,364	6,934	9,720
Total Claim Value	-	957,000	25,014,000	127,116,000	178,200,000
18% Commercial Claim Commission	-	-	*383,400*	*3,304,800*	*5,695,920*
18% Residential Claim Commission	-	-	*1,725,300*	*14,871,600*	*25,631,640*
Total Operating Revenue	-	-	2,108,700	18,176,400	31,327,560
Cost of Goods Sold					
Infrastructure Costs		82,600	542,326	559,574	304,080
Total COGS		82,600	542,326	559,574	304,080
Gross Profit	-	(82,600)	1,566,374	17,616,826	31,023,480
EXPENSES					
Employee Expenses					
Salaries & Payroll Taxes	-	112,329	2,308,737	8,375,184	12,032,858
Benefits	-	18,000	78,000	180,000	240,000
SG&A		-			
Marketing	-	85,000	934,000	2,720,000	3,810,000
G&A and Travel	-	18,000	90,000	576,000	1,026,000
Professional Services	2,594	89,000	185,000	205,500	255,000
Office Expenses	-	7,750	245,000	1,454,736	3,057,912
Finance Expenses					
Bank Fees	-	-	-	-	-
Mortgage Payable		-	-	-	-
Capital Raising		90,000	669,000	675,000	-
Dividends to Investors		-	-	-	-
CF Investor Royalty on Revenue		-	-	-	1,523,640
RegA Investor Royalty on Revenue		-	-	-	1,523,640
Total Expenses	2,594	420,079	4,509,737	14,186,420	23,468,850
EBITDA	(2,594)	(502,679)	(2,943,363)	3,430,406	7,554,630
Depreciation	-	884	3,463	3,907	4,420
Pre Tax Income (Loss)	(2,594)	(503,563)	(2,946,826)	3,426,499	7,550,210
Taxes (25%)	-	-	-	-	1,880,931
NET INCOME	(2,594)	(503,563)	(2,946,826)	3,426,499	5,669,279

Notes:
1. Company was formed in November 2016
2. Company intends to raise multiple rounds of financing in 2017 ($600k) and a larger round of $3.4M in 2017 to fuel the growth of the business reflected above

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Claims Detective, Inc
Historical and Projected Balance Sheet (Unaudited)

	2016 (actual)	2017	2018	2019	2020
ASSETS					
Cash	11,406	109,759	520,047	3,194,181	8,394,496
Accounts Receivable	-	-	42,768	192,456	267,300
Total Current Assets	11,406	109,759	562,815	3,386,637	8,661,796
Fixed Assets					
Accumulated Depreciation	-	884	4,347	8,254	12,674
Office, Employee, other	-	-	-	-	-
Total Fixed Assets	-	884	4,347	8,254	12,674
Other Assets	-	-	-	-	-
Goodwill	-	-	-	-	-
Intellectual Property	-	-	-	-	-
Patent	-	-	-	-	-
R&D Property	-	22,100	86,580	97,675	110,500
Total Other Assets	-	22,100	86,580	97,675	110,500
TOTAL ASSETS	11,406	132,743	653,742	3,492,566	8,784,970
LIABILITIES					
Current Liabilities					
Accounts Payable	-	24,900	92,725	38,010	38,010
Accrued Expenses					
Capital Lease	-	-	-	-	-
Accrued Interest Payable	-	-	-	-	-
Total Current Liabilities	-	-	-	-	-
Long Term Liabilities	-	-	-	-	-
Loans from Officers	-	-	-	-	-
Bank Loan/Line	■	■	■	■	■
Total Long Term Liabilities	-	-	-	-	-
TOTAL LIABILITIES	-	24,900	92,725	38,010	38,010
EQUITY					
Common Stock	14,000	14,000	14,000	14,000	14,000
Preferred Stock - RegCF	-	600,000	600,000	600,000	600,000
Preferred Stock - RegA	-	-	3,400,000	3,400,000	3,400,000
Retained Earnings	-	(2,594)	(506,157)	(3,452,983)	(26,484)
Net Income	(2,594)	(503,563)	(2,946,826)	3,426,499	5,669,279
TOTAL EQUITY	11,406	107,843	561,017	3,987,516	9,656,795
TOTAL LIABILITIES & EQUITY	11,406	132,743	653,742	4,025,526	9,694,805

Notes:
1. All financial statements ussume the successful completion of this capital raise
2. Company has limited history and was started in November 2016

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Claims Detectives, Inc
Cash Flow Statement (unaudited)

	2016 (actual)	2017	2018	2019	2020
Beginning Cash	0	11,406	109,759	520,047	3,194,181
Net Income	(2,594)	(503,563)	(2,946,826)	3,426,499	5,669,279
Depreciation Expense	-	884	7,071	3,907	4,420
Accounts Receivable	-	25,932	42,768	192,456	267,300
Accounts Payable	-	(24,900)	(92,725)	(38,010)	(38,010)
Net Working Capital:	(2,594)	(490,241)	(2,879,953)	4,104,899	9,097,169
Net Cash from Operating Activities:	(2,594)	(490,241)	(2,879,953)	4,104,899	9,097,169
Cash Flows From Investing Activities:					
Capital Expenditures		-		(910,718)	(702,674)
Land Acquisition					
Property Development	-	-			
Net Cash Provided by Investing Activities:	-	-	-	(910,718)	(702,674)
Cash Flows From Financing Activities:					
Capital Stock	14,000				
Reg CF		600,000			
RegA/D			3,400,000		
Dividends Paid					-
Shareholder/Officer Notes					
Changes in Bank Line of Credit					
Net Cash From Financing Activities:	14,000	600,000	3,400,000	-	-
Ending Cash	11,406	109,759	520,047	3,194,181	8,394,496

Notes:

1. Cashflow statements are based on the sucussful acquisition of i

2. Equiment purchases during the first years are through leases and expressed as expenses on the income statement.

3. Receivable financing may be used on receivables for cash flow

Claims Detectives, Inc

Statement of Changes in Shareholders' Equity (Deficit) - unaudited

	2016	2017	2018	2019	2020
Shareholders Equity (Deficit) - Beginning Balance	0	(2,594)	(506,157)	(3,452,983)	(26,484)
Net Income or Loss	(2,594)	(503,563)	(2,946,826)	3,426,499	5,669,279
Adjustment of redeemable Shares	0	0	0	0	0
Shareholders Equity (Deficit) - Ending Balance	(2,594)	(506,157)	(3,452,983)	(26,484)	5,642,794



2615 George Busbee Pkwy
Suite 11-403
Kennewaw, GA 30144-4981
Office: 404-422-9125 Fax: 678-550-9341
Email: info@theclaimsdetectives.com
Website: www.theclaimsdetectives.com

Byron Holmes as the President and founder of Claims Detectives, Inc, on this day of March 20, 2017, certify that:

The 2016 financial statements of Claims Detectives, Inc, included in this Form are true and complete in all material respects; and tax returns for these years have been filed and reflect the same information.

The Company was formed on November 30, 2016 and has a limited operating history.

Signed;

Byron Holmes, President

Claims Detectives, Inc